                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           FARM FAMILY HOLDINGS, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)


                                    307901108
                                    ---------
                                 (CUSIP Number)


                            Jill D. Cookman, Attorney
                            W. R. Berkley Corporation
                                165 Mason Street
                                  P.O. Box 2518
                            Greenwich, CT 06836-2518
                                 (203) 629-3000

                                December 31, 1996




Check the following box if a fee is being paid with the Statement. [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)



                                Page 1 of 8 Pages
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CUSIP No. 307901108                 13G                      Page 2 of 8 Pages

-------------------------------
       1)       Name of Reporting Person
                S.S. or I.R.S. Identification No. of Above Person

                W. R. BERKLEY CORPORATION        22-1867895
-------------------------------

       2)       Check the Appropriate Box if a Member of a Group

                (a)

                (b)  X
-------------------------------

       3)       SEC Use Only

-------------------------------

       4)       Citizenship or Place of Organization     Delaware


    NUMBER OF          5)  Sole Voting Power          272,200
     SHARES
  BENEFICIALLY
     OWNED             6)  Shared Voting Power              0


                       7)  Sole Dispositive Power     272,200


                       8)  Shared Dispositive Power         0

-------------------------------
       9)       Aggregate Amount Beneficially Owned by Each Reporting
                Person

                                 272,200 shares
-------------------------------

      10)       Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares                                   (   )

-------------------------------

      11)       Percent of Class Represented by Amount in Row (9 )

                                                        5.18%

-------------------------------
      12)       Type of Reporting Person                          HC
-------------------------------
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CUSIP No. 307901108                      13G                  Page 3 of 8 Pages


      ITEM 1(a).  NAME OF ISSUER:

                         Farm Family Holdings, Inc.

            (b).  Address of Issuer's Principal Executive Offices:

                         344 Route 9W
                         Glenmont, NY  12077-2910


      ITEM 2(a).  NAME OF PERSON FILING:

                         W. R. Berkley Corporation  ("WRBC")

            (b).  Address of Principal Business Office:

                         165 Mason Street
                         P.O. Box 2518
                         Greenwich, CT  06836-2518

            (c).  Citizenship:

                         Delaware

            (d).  Title of Class of Securities:

                         Common Stock

            (e).  CUSIP Number:

                         307901108


      ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO RULE
               13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING
               IS A:

      (a) ---  Broker or Dealer registered under Section 15 of the
                         Act

      (b) ---  Bank as defined in Section 3(a)(6) of the Act

      (c) ---  Insurance Company as defined in Section 3(a)(19) of
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                         the Act

CUSIP No. 307901108                      13G                   Page 4 of 8 Pages


      (d) ---  Investment Company registered under Section 8 of
                        the Investment Company Act

      (e) ---  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

      (f) ---  Employee Benefit Plan, Pension Fund which is
                        subject to the provisions of the Employee
                        Retirement Income Security Act of 1974 or Endowment Fund; see S240. 13d-1(b)(1)(ii)(F)

      (g)  X   Parent Holding Company, in accordance with S240.
          ---           13d-1(b)(i)(ii)(G) (Note:  See Item 7)

      (h) ---  Group, in accordance with S240. 13d-1(b)(1)(ii)(H).


      ITEM 4.  OWNERSHIP AS OF JANUARY 30, 1997.

      (a)      Amount Beneficially Owned:

               272,200 shares of common stock beneficially owned including:

                                               No. of Shares
W. R. Berkley Corporation acquired
solely for investment purposes:                        0

Subsidiaries:

Acadia Insurance Company                          15,000
held for investment purposes

Admiral Insurance Company held for                46,857
investment purposes

Continental Western Insurance Company             40,162
held for investment purposes

Firemen's Insurance Company of Washington,        20,000
D.C. held for investment purposes

Midwest Employers Casualty Company held for       40,162
investment purposes

Nautilus Insurance Company held for               40,162
investment purposes

Signet Star Reinsurance Company held for          46,857
investment purposes

Tri-State Insurance Company of
Minnesota held for investment purposes            23,000

                                                   TOTAL    272,200
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CUSIP No. 307901108                   13G                     Page 5 of 8 Pages



                Berkley, through its subsidiaries, has the sole power to vote or to direct the vote of 272,200 shares of the Issuer. Berkley, through its subsidiaries, has the sole power to dispose or to direct the disposition of 272,200 shares of the Issuer.

(b)   Percent of Class:                     5.18%

(c)   Number of shares as to which such person has:

                                      (i)                       (ii)                 (iii)                     (iv)
                                     Sole                     Shared               Sole                        Shared
                                     Power to                 Power to             Power to                    Power to
                                     Vote or to               Vote or to           Dispose or                  Dispose or
                                     Direct the               Direct the           to Direct the               Direct the
                                     Vote                     Vote                 Disposition of              Disposition of
                                     ----                     ----                 --------------              --------------
W. R. Berkley                          0                        0                      0                         0
Corporation

Subsidiaries

Acadia Insurance                     15,000                     0                  15,000                        0
Company

Admiral Insurance                    46,857                     0                  46,857                        0
Company

Continental Western                  40,162                     0                  40,162                        0
Insurance Company

Firemen's Insurance                  20,000                     0                  20,000                        0
Company of Washington, D.C.

Midwest Employers                    40,162                     0                  40,162                        0
Casualty Company

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
Nautilus Insurance                   40,162                     0                  40,162                        0
Company

Signet Star                          46,857                     0                  46,857                        0
Reinsurance Company

Tri-State Insurance                  23,000                     0                  23,000                        0
Company of Minnesota                 ------                   ---                  ------                   ------


     TOTAL          272,200            0        272,200            0
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CUSIP No. 307901108                   13G                     Page 6 of 8 Pages


                  Berkley, through its subsidiaries, has the sole power to vote or to direct the vote of 272,200 shares of the Issuer. Berkley, through its subsidiaries, has the sole power to dispose or to direct the disposition of 272,200 shares of the Issuer.



      ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).


      ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                         ANOTHER PERSON.

                         See Item 4.


      ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                         See Item 7 Exhibit.


      ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                         GROUP.

                         Not applicable.


      ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                         Not applicable.
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CUSIP No. 307901108                     13G                    Page 7 of 8 Pages



      ITEM 10.  CERTIFICATION.

                The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 1997


                                         W. R. BERKLEY CORPORATION



                                    By:  /s/ James G. Shiel
                                         ------------------------------------
                                         James G. Shiel
                                         Senior Vice President - Investments


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CUSIP No. 307901108                  13G                      Page 8 of 8 Pages



                                 ITEM 7 EXHIBIT


      W. R. Berkley Corporation, as the parent holding company of its subsidiaries listed below, has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G). Each of the subsidiaries listed below is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, and is licensed as an insurance company in the domiciliary states listed below.


       Subsidiary                          Domicile State

Acadia Insurance Company                        Maine
Admiral Insurance Company                       Delaware
Continental Western Insurance Company           Iowa
Firemen's Insurance Company of
 Washington, D.C.                               Maryland
Midwest Employers Casualty Company              Ohio
Nautilus Insurance Company                      Arizona
Signet Star Reinsurance Company                 Delaware
Tri-State Insurance Company of Minnesota        Minnesota